Mail Stop 4561

July 10, 2008

John C. Hansen
Executive Vice President and
Chief Financial Officer
Santa Lucia Bancorp
7480 El Camino Real
Atascadero, California 93422

> **RE: Santa Lucia Bancorp**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **File No. 000-51901**

Dear Mr. Hansen,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis or Plan of Operations
and Item 7. Financial Statements, page 28

1.	We note you have incorporated information by reference from your 2007 Annual Report to Stockholders into your Form 10-KSB and furnished your annual report on Form ARS on February 15, 2008. If any information required by Part I or Part II of Form 10-KSB is incorporated by reference from the annual report to security holders, any portion of the annual report incorporated by reference should be filed as an exhibit to the Form 10-KSB, as required by Item 601(b)(13) of Regulation

S-B. Please amend your Form 10-KSB to file your annual report as an exhibit. Alternatively, you may put the relevant sections in the body of the amended Form 10-K.

Exhibit 23.1

2.   Please revise your consent to reference the correct date of your Independent Auditor's Report included in your 2007 Annual Report.

2007 Annual Report filed February 15, 2008

Management's Discussion and Analysis and Results of Operations, beginning on page 11

3.   Please revise to disclose the following information, if material, as required by Item 303 of Regulation S-K:

   a. In light of the current economic and market trends and in order to promote full disclosure to investors, expand your liquidity disclosure on page 21 to address in greater detail how you consider known trends and demands, commitments and uncertainties, both internal and external, when evaluating your current liquidity position. Refer to paragraph 1 of Item 303.

   b. Describe your capital resources and known material trends as described in paragraph 3 of Item 303; and

   c. In a separately captioned section, disclose your off-balance sheet arrangements as described in paragraph 4 of Item 303.

        As appropriate, please file an amendment to your December 31, 2007 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. In your amendment please provide an explanatory paragraph at the beginning of your filing describing the reason for the amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief